Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-115523

Incara Pharmaceuticals Corporation

Prospectus Supplement No. 4 dated June 30, 2004

(To Prospectus dated May 27, 2004)

61,560,000 shares of common stock

This Prospectus Supplement supplements information contained in that certain Prospectus, dated May 27, 2004, as amended or supplemented, relating to the offer and sale by the selling stockholders listed in the Prospectus of up to 61,560,000 shares of common stock of Incara Pharmaceuticals Corporation. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus.

Election of New Directors

On June 28 and June 30, 2004, we issued a press release to announce the election of five new directors to the Board of Directors. The following paragraphs are hereby added to the disclosure, to be inserted after the paragraph under the heading “Management—Directors” on page 24 of the Prospectus:

Research Triangle Park, N.C., June 28, 2004 – Incara Pharmaceuticals Corporation (OTC.BB:ICRA), announced today the appointment of three new members to its board of directors.

The new board members are Dr. Michael E. Lewis, Chris A. Rallis and Dr. Peter D. Suzdak. Additional, independent members are anticipated to be added to the board imminently.

Incara’s CEO, Dr. James Crapo said, “Each of the new board members brings years of experience in the pharmaceutical industry with broad responsibilities ranging from executive leadership, business and strategic development, finance, drug discovery, and drug development, and I believe that the new board will provide valuable input and guidance as the company seeks to advance its portfolio of proprietary catalytic antioxidant compounds.”

Regarding the new board members:

•	CHRIS A. RALLIS is the former President and Chief Operating Officer, and director, of Triangle Pharmaceuticals, Inc., which was acquired by Gilead Sciences in January 2003 for approximately $464 million. Prior to assuming the role of President and COO in March 2000, he was Executive Vice President, Business Development and General Counsel. While at Triangle, Mr. Rallis participated in 11 equity financings generating gross proceeds of approximately $500 million. He was also primarily responsible for all business development activities, which included a worldwide alliance with Abbott Laboratories and the in-licensing of over ten compounds. Prior to joining Triangle in 1995, Mr. Rallis served in various business development and legal management roles with Burroughs Wellcome Co. over a 13-year period, including Vice President of Strategic Planning and Business Development. Mr. Rallis received his A.B. degree in economics from Harvard College and a J.D. from Duke University.

•	PETER D. SUZDAK, Ph.D. is a research and development executive with more than 19 years experience in U.S. and European based pharmaceutical companies. Dr. Suzdak is currently President and Chief Executive Officer of Artesian Therapeutics. Prior to joining Artesian Therapeutics, Dr. Suzdak was most recently a Senior Vice President of Research and Development at Guilford Pharmaceuticals from 1995 to 2002. Prior to joining Guilford, Dr. Suzdak held various positions at Novo-Nordisk A/S in Copenhagen, Denmark from 1988 to 1995, including Director of Neurobiology Research. Dr. Suzdak was involved in multiple drug discovery and development collaborations with major pharmaceutical companies in the U.S. and Europe, including Abbott Laboratories which resulted in the successful discovery, clinical development, approval and marketing of the novel anti-epileptic Gabatril®. Prior thereto, Dr. Suzdak was a

Pharmacology Research Associate in the Clinical Neuroscience Branch of the National Institute of Mental Health in Bethesda, in the laboratory of Dr. Steven M. Paul from 1985 to 1988. Dr. Suzdak received his Ph.D. in Pharmacology from the University of Connecticut and a B.S. in Pharmacy from St. Johns University.

•	MICHAEL E. LEWIS, Ph.D. has been President of BioDiligence Partners, Inc., a private consulting firm, since 1994. He co-founded Cara Therapeutics, a privately held biopharmaceutical company, and has served as Director and Chief Scientific Advisor since 2004. He has served as a Director of Polymedix, Inc., a privately held biotechnology company, since 2003. Dr. Lewis co-founded Arena Pharmaceuticals in 1997, served as Director until 2000, and as Chief Scientific Advisor until 2003. He also co-founded Adolor Corporation in 1994 and served as Chief Scientific Advisor until 1997. He served as Vice President of Research at Symphony Pharmaceuticals from 1993 to 1994. Dr. Lewis was a co-founder of Cephalon, Inc., where he served as Senior Scientist, Director of Pharmacology, and Senior Director of Scientific Affairs, between 1988 and 1993. Prior to that, he served as a Principal Investigator at E. I. DuPont de Nemours & Co., Inc. from 1985 to 1987. Dr. Lewis received a B.A. with Special Honors in Psychology from the George Washington University, and an M.A. and Ph.D. in Psychology from Clark University, followed by postdoctoral training in neurosciences at the University of Cambridge, the National Institutes of Health, and the University of Michigan.

David C. Cavalier, Chairman of the Board of Incara, commented, “I look forward to working with all the new board members as we move our lead catalytic antioxidant compound, AEOL 10150, into human clinical trials. This is a crucial period in the development of this technology and we are fortunate to have added such a distinguished group to the board.”

Research Triangle Park, N.C., June 30, 2004 – Incara Pharmaceuticals Corporation (OTC.BB:ICRA ) announced today the appointment of two additional members to its board of directors. This action fills the remaining directors’ positions and presents the company with a highly respected and talented group of scientists and industry experts on its board.

The additional board members are Joseph J. Krivulka and Dr. Amit Kumar.

Regarding the new board members:

•	JOSEPH KRIVULKA was a co-founder and is President of Reliant Pharmaceuticals, LLC. Mr. Krivulka has more than 25 years of experience in the pharmaceutical industry and was formerly Chief Executive Officer of Bertek, Inc., a subsidiary of Mylan Laboratories Inc., and Corporate Vice President of Mylan Laboratories. He has extensive expertise in product launches, reformulation and line extensions, clinical development, and manufacturing. He successfully brought to market numerous branded products and managed Mylan’s entry into the branded pharmaceutical business, with the acquisition of several pharmaceutical companies.

•	AMIT KUMAR, Ph.D., has been President and CEO of CombiMatrix Corporation since September 2001 and has been a Director of CombiMatrix since September 2000. Previously, Dr. Kumar was Vice President of Life Sciences of Acacia Research Corp. From January 1999 to February 2000, Dr. Kumar was the founding President and CEO of Signature BioSciences, Inc., a life science company developing technology for advanced research in genomics, proteomics and drug discovery. From January 1998 to December 1999, Dr. Kumar was an Entrepreneur in Residence with Oak Investment Partners, a venture capital firm. From October 1996 to January 1998, Dr. Kumar was a Senior Manager at Idexx Laboratories, Inc., a biotechnology company. From October 1993 to September 1996, Dr. Kumar was Head of Research & Development for Idetek Corporation, which was later acquired by Idexx Laboratories, Inc. Dr. Kumar received his bachelor’s degree in chemistry from Occidental College. After joint studies at Stanford University and the California Institute of Technology, he received his Ph.D. from Caltech in 1991. He also completed a post-doctoral fellowship at Harvard University from 1991 to 1993.

David C. Cavalier, Chairman of the Board of Incara, commented, “These additions round out a board that brings extraordinary experience and expertise to the development of Incara’s catalytic antioxidant programs. In particular, their guidance will be invaluable as AEOL-10150 enters human clinical trials.”

Mr. Richard P. Burgoon and Dr. Alan J. Tuchman, both with Xmark Funds, resigned from the board of directors of Incara to make way for Mr. Krivulka and Dr. Kumar.

Reverse Stock Split

The Company recently announced a 1-for-10 reverse stock split. The record date for the reverse stock split has been changed from July 6 to the close of business on July 15, 2004. Common stock will begin trading on a split-adjusted basis as of July 16, 2004, which is the effective date for the reverse split.

Investing in our common stock involves a high degree of risks. See “Risk Factors” beginning on page 3 of the original Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 4 is June 30, 2004.